Filed by BlackRock Maryland Municipal Bond Trust

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: BlackRock MuniYield Quality Fund, Inc.

File No. 333-248768

Date: December 15, 2020

Contact:

1-800-882-0052

BlackRock Announces Results of Joint Special Shareholder Meeting Relating to the

Reorganizations of Six Municipal Closed-End Funds

New York, December 15, 2020 – BlackRock Advisors, LLC announced today that, at a joint special meeting of shareholders (the “Meeting”) of BlackRock Maryland Municipal Bond Trust (NYSE: BZM), BlackRock Massachusetts Tax-Exempt Trust (NYSE: MHE), BlackRock MuniYield Arizona Fund, Inc. (NYSE: MZA), BlackRock MuniYield Investment Fund (NYSE: MYF), BlackRock MuniEnhanced Fund, Inc. (NYSE: MEN) and BlackRock MuniYield Quality Fund, Inc. (NYSE: MQY and collectively with BZM, MHE, MZA, MYF and MEN, the “Funds,” and each, a “Fund”), each Fund did not obtain the requisite votes of common shareholders to constitute a quorum and/or approve the applicable proposals. Accordingly, the Meeting with respect to the proposals to be voted on by common shareholders of each Fund has been adjourned to January 21, 2021 at 11:30 a.m. (Eastern time) in order to continue to solicit proxies from common shareholders of such Funds.

This press release is not intended to, and does not, constitute an offer to purchase or sell shares of the Funds.

About BlackRock

BlackRock’s purpose is to help more and more people experience financial well-being. As a fiduciary to investors and a leading provider of financial technology, our clients turn to us for the solutions they need when planning for their most important goals. As of September 30, 2020, the firm managed approximately $7.81 trillion in assets on behalf of investors worldwide. For additional information on BlackRock, please visit www.blackrock.com/corporate | Twitter: @blackrock | Blog: www.blackrockblog.com | LinkedIn: www.linkedin.com/company/blackrock.

Availability of Fund Updates

BlackRock will update performance and certain other data for the BlackRock closed-end funds on a monthly basis on its website in the “Closed-end Funds” section of www.blackrock.com as well as certain other material information as necessary from time to time. Investors and others are advised to check the website for updated performance information and the release of other material information about the Funds. This reference to BlackRock’s website is intended to allow investors public access to information regarding the Funds and does not, and is not intended to, incorporate BlackRock’s website in this release.

Forward-Looking Statements

This press release, and other statements that BlackRock or the Funds may make, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to the Funds’ or BlackRock’s future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and BlackRock assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

With respect to the Funds, the following factors, among others, could cause actual events to differ materially from forward-looking statements or historical performance: (1) changes and volatility in political, economic or industry conditions, the interest rate environment, foreign exchange rates or financial and capital markets, which could result in changes in demand for the Funds or in the Funds’ net asset value; (2) the relative and absolute investment performance of the Funds and its investments; (3) the impact of increased competition; (4) the unfavorable resolution of any legal proceedings; (5) the extent and timing of any distributions or share repurchases; (6) the impact, extent and timing of technological changes; (7) the impact of legislative and regulatory actions and reforms, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, and regulatory, supervisory or enforcement actions of government agencies relating to the Funds or BlackRock, as applicable; (8) terrorist activities, international hostilities, health epidemics and/or pandemics and natural disasters, which may adversely affect the general economy, domestic and local financial and capital markets, specific industries or BlackRock; (9) BlackRock’s ability to attract and retain highly talented professionals; (10) the impact of BlackRock electing to provide support to its products from time to time; and (11) the impact of problems at other financial institutions or the failure or negative performance of products at other financial institutions.

Annual and Semi-Annual Reports and other regulatory filings of the Funds with the SEC are accessible on the SEC’s website at www.sec.gov and on BlackRock’s website at www.blackrock.com, and may discuss these or other factors that affect the Funds. The information contained on BlackRock’s website is not a part of this press release.

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